UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED
(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Information Contained in this Form 6-K Report

Share Consolidation

Samfine Creation Holdings Group Limited (the “Company”) hereby announces the proposed 1-for-5 share consolidation of the Class A ordinary shares (the “Class A Ordinary Share(s)”) and Class B ordinary shares (the “Class B Ordinary Share(s)”, together with the Class A Ordinary Shares, the “Ordinary Share(s)”) currently of US0.0000625 par value each (the “Share Consolidation”).

Beginning with the opening of trading on February 27, 2026, being the market effective date, the Class A Ordinary Shares will being trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “SFHG” but under a new CUSIP number of G7785M126. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every 5 issued and outstanding Ordinary Shares of a par value of US$0.0000625 each will automatically be consolidated into one issued and outstanding Ordinary Share of par value US$0.0003125 each. The number of issued and outstanding Ordinary Shares immediately before and upon effectiveness of the Share Consolidation are 20,300,000 (comprising of 11,300,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares) and 4,060,000 (comprising of 2,260,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares), respectively. Any fractional shares will be aggregated and dealt with for the benefit of the Company. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on December 17, 2025 and January 16, 2026 and its shareholders on December 30, 2025.

Change of Articles

With effect from February 27, 2026, the third amended and restated Articles reflecting resolution no. 3 passed in the annual general meeting of the Company held on December 30, 2025 and the above Share Consolidation will be adopted. A copy of the third amended and restated Articles is included in this current report on Form 6-K as Exhibit 3.1.

In connection with the annual general meeting, the Company hereby furnishes the following documents:

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Exhibits

Exhibit No.	Description
3.1	Third amended and restated articles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Samfine Creation Holdings Group Limited

Date: February 25, 2026	By:	/s/ Wing Wah Cheng, Wayne
	Name:	Wing Wah Cheng, Wayne
	Title:	Chairman of the Board, Executive Director and Chief Executive Officer

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